                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:  December 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.   1  )*
                                           -----


                           NPS Pharmaceuticals, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                  62936P103
                   -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 11 Pages

-----------------------                                  ---------------------
  CUSIP NO. 62936P103                   13G                PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Strome Susskind Investment Management, L.P.
      95-4450882

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN, IA

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 62936P103                   13G                PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      SSCO, Inc.
      95-4450883

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 62936P103                   13G                PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Mark E. Strome
      ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN, HC

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13G relates to shares of the Common Stock, $.001 par value (the "Shares"), of NPS Pharmaceuticals, Inc. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on Schedule 13G dated February 13, 1997, filed by the Reporting Persons (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Persons to report that the Entities (as defined in the Schedule 13G) have disposed of all of their Shares held for their accounts and, as such, the Reporting Persons may no longer be deemed the beneficial owners of five percent or more of the outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2 (a)    Name of Person Filing:  This statement is being filed by:

              a.  Strome-Susskind Investment Management, L.P. ("SSIM")

              b.  SSCO, Inc. ("SSCO"); and

              c.  Mark E. Strome ("Strome")

              collectively the "Reporting Persons".

              SSIM is a Delaware limited partnership and a registered investment adviser. SSIM is the sole general partner of and investment adviser to two investment limited partnerships that directly owned shares of common stock of NPS Pharmaceuticals, Inc. (the "Stock"). SSIM is also the investment adviser to one offshore investment corporation that directly owned shares of the Stock.

              SSCO is the sole general partner of SSIM. The Mark E. Strome Living Trust, dated 01/16/97 (the "Trust") is the controlling shareholder of SSCO. Mark E. Strome is the settlor and a trustee of the Trust.

              SSIM's beneficial ownership of the Stock was direct because of its general partnership interests in the investment limited partnerships that directly owned shares of the Stock. SSIM also had direct beneficial ownership of the Stock as a result of its discretionary authority to buy, sell and vote shares of such Stock for its investment advisory clients (i.e., the investment limited partnerships and the investment corporation (collectively referred to hereinafter as the "Entities")). SSCO's and Strome's beneficial ownership were indirect as a result of their ownership of SSIM, and was reported solely because Rule 13d-1(a) and (b) promulgated under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specific class to file a Schedule 13G within the specific time period. The answers on blocks 6, 8, 9 and 11 on pages 3 and 4 above and in response to item 4 by SSCO and Strome are given on the basis of the

            "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of the Stock by SSIM and the relationship of SSCO and Strome to SSIM.

            Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

Item 4.     Ownership:

            Ownership as of December 31, 1997 is incorporated by reference to Blocks 5 through 9 and block 11 on pages 2 through 4 above.

Item 5.     Ownership of Five Percent or Less of a Class:

            If this statement is being filed to report the fact that as of the date hereof, the reporting person[s] ha[ve] ceased to be the beneficial owner[s] of more than five percent of the class of securities, check the following [X].

            The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not Applicable

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               /s/ Jeffrey S. Lambert
          -------------------------------------
          Mark E. Strome


          STROME SUSSKIND INVESTMENT MANAGEMENT, L.P.
          By SSCO, Inc., its General Partner

          By:  /s/ Jeffrey S. Lambert
             -------------------------------------------
             Jeffrey S. Lambert, Chief Financial Officer

          SSCO, INC.

          By:  /s/ Jeffrey S. Lambert
             -------------------------------------------
             Jeffrey S. Lambert, Chief Financial Officer

          Date:    02/11/98
               --------------------------------

                                   EXHIBITS


EXHIBIT A      Power of Attorney Granted by Mark E. Strome

EXHIBIT B      Statement With Respect to Joint Filing of Schedule 13G

EXHIBIT C      Identification and Classification of Subsidiary Which Acquired
               Security Being Reported On By the Parent Holding Company